AGREEMENT FOR THE PURCHASE AND SALE

OF MINING INTERESTS

(Nevada and Utah)

This agreement (the “Agreement”) is dated as of May 18, 2007

AMONG:

Rubicon Minerals Corporation, a British Columbia company with an office at Suite 1540 - 800 West Pender Street, Vancouver, BC, V6C 2V6 (“Rubicon”)

AND:

Rubicon Nevada Corp., a Nevada corporation with an office at Suite 1540 - 800 West Pender Street, Vancouver, BC, V6C 2V6 (“Rubicon U.S.A.” or “Buyer”)

AND:

Lexam Explorations Inc., an Ontario corporation with an office at 99 George St. 3rd Floor, Toronto, Ontario, M5A 2N4 (“Lexam”)

AND:

Lexam Explorations (U.S.A.) Inc., a Colorado corporation with an office at 99 George St. 3rd Floor, Toronto, Ontario, M5A 2N4 (“Lexam U.S.A.” or “Seller”)

WHEREAS:

A.	Lexam U.S.A. is an indirect, wholly-owned subsidiary of Lexam, which is a company listed on the TSX Venture Exchange.

B.	Rubicon U.S.A. is an indirect, wholly-owned subsidiary of Rubicon, which is a company listed on the Toronto Stock Exchange.

C.
Lexam U.S.A. is the record owner of the fee simple mineral interests, in the percentages stated on Schedule A, comprising approximately 225,000 acres in Elko County, State of Nevada and Box Elder County, State of Utah all as further described in Schedule A (the “Nevada and Utah Mineral Rights”).

D.
Pursuant to a definitive agreement dated as of May 18, 2007, among Rubicon, Lexam, Lexam U.S.A., McEwen Capital Corporation, Evanachan Limited, Evanachan (Alaska) Ltd. and Robert McEwen (the “Master Purchase Agreement”), Rubicon agreed, inter alia, to cause its indirectly wholly-owned subsidiary to purchase the Nevada and Utah

E.	Mineral Rights from Lexam U.S.A. pursuant to the terms and conditions contained therein and the terms and conditions of this Agreement.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and warranties contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Parties agree as follows:

1.  DEFINITIONS

1.1	Definitions: In this Agreement, unless the context otherwise requires:

(a)	“1933 Act” means the Securities Act of 1933, as amended, of the United States.

(b)	“Affiliates” has the meaning ascribed thereto in the Securities Act (British Columbia).

(c)	“Agreement” has the meaning set forth in the introductory paragraph.

(d)	“Alaska Purchase Agreement” means the share purchase agreement dated May 18, 2007 between Evanachan Limited and Rubicon.

(e)	“Business Day” means a day on which Canadian chartered banks are open for the transaction of regular business in the City of Toronto, Ontario and the City of Vancouver, British Columbia.

(f)	“Buyer” has the meaning set forth in the introductory paragraph.

(g)	“Closing” has the meaning set forth in Section 6.1.

(h)	“Closing Date” means the date of Closing, which will occur on or before May 18, 2007, or such other date as the Parties may agree.

(i)	“Closing Time” means 8 a.m. (Vancouver time) on the Closing Date, or such other time as the Parties may agree.

(j)
“FIRPTA Certificate” means Foreign Investment in Real Property Tax Act certificate in the form reasonably acceptable to Buyer, duly executed by the Lexam USA for purposes of satisfying Buyer’s obligations under the Internal Revenue Code Treasury Regulations Section 1.1445-2.

(k)
“Governmental Entity” means any federal, state, provincial, municipal, local or other governmental or public department, ministry, court, commission, board, bureau or agency, or any subdivision or authority of any of the foregoing.,

(l)	“Historical Data” has the meaning set forth in Section 5.1(b).

(m)	“Knowledge” of a Party means actual knowledge as of the date of this Agreement of the employees of a Party, without any duty of further investigation.

(n)
“Laws” means any applicable federal, state, provincial or local statute, rule, code, regulation, by-law, interpretation, ordinance, judgment or order of, or issue of, or issued by, any federal, state, provincial or local government entity as the context requires.

(o)
“Legal Proceeding” means any litigation, action, suit, investigation, hearing, claim, complaint, grievance, arbitration proceeding or other proceeding and includes any appeal or review and any application for same.

(p)	“Lexam” has the meaning set forth in the Recitals.

(q)	“Lexam U.S.A.” has the meaning set forth in the Recitals.

(r)
“Losses and Liabilities” means all claims, liabilities, actions, proceedings, demands, losses, costs, penalties, fines, damages and expenses which may be sustained or incurred by any of a Party, its directors, officers, agents and employees, including reasonable legal fees and disbursements on a solicitor and its own client basis.

(s)	“Master Purchase Agreement” has the meaning set forth in the Recitals.

(t)	“Nevada and Utah Mineral Rights” has the meaning set forth in the Recitals.

(u)	“Parties” means the Rubicon, Lexam, the Seller and the Buyer and “Party” means any one of them.

(v)
“Permitted Encumbrances” means any limitations or reservations contained in any patent of the lands subject to the Nevada and Utah Mineral Rights from the United States, the State of Nevada, or the State of Utah, any easements or rights-of-way of record on or over the lands subject to the Nevada and Utah Mineral Rights granted by the owner of the surface estate of the lands or any predecessor-in-interest of any such owner and any mineral production royalties of record on the Nevada and Utah Mineral Rights granted by or reserved by any predecessor-in-interest of Seller as such royalties are described in the Mineral Lands Title Review prepared for Seller by GIS Land Services.

(w)	“Purchase Price Shares” has the meaning set forth in Section 2.2.

(x)
“Regulations” means all statutes, laws, rules, orders, directives and regulations in effect from time to time and made by governments or governmental agencies having jurisdiction over the Nevada and Utah Mineral Rights or the Parties.

(y)	“Rubicon” has the meaning set forth in the introductory paragraph.

(z)	“Rubicon U.S.A.” has the meaning set forth in the introductory paragraph.

(aa)	“Seller” has the meanings set forth in the introductory paragraph.

(bb)
“Specific Conveyances” means such quitclaim deeds, deeds, land title transfer forms, bills of sale and other specific forms and conveyances as are necessary to give effect to the transactions contemplated hereby.

(cc)
“Third Party” means any individual or entity other than Rubicon, Lexam, the Seller and the Buyer, or an Affiliate of either Party, including any partnership, corporation, trust, unincorporated organization, union, government and any department or agency thereof and any heir, executor, administrator or other legal representative of an individual.

(dd)	“Title Information” has the meaning set forth in Section 5.1(a).

(ee)	“Tribunal” means:

(i)	any court (including a court of equity);

(ii)	any federal, provincial, state, county, municipal or other government or governmental department, ministry, commission, board, bureau, agency or instrumentality;

(iii)	any securities commission, stock exchange or other regulatory or self-regulatory body;

(iv)	any board of trade, chamber of commerce or other business or professional organization or association;

(v)	any arbitrator or arbitration tribunal; and

(vi)	any other tribunal,

whether domestic or foreign.

(ff)
“U.S. Person” has the meaning ascribed to it in Regulation S. Without limiting the foregoing, but for greater clarity in this Agreement, a U.S. Person includes, subject to the exclusions set forth in Regulation S, (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate or trust of which any executor, administrator or trustee is a U.S. Person, (iv) any discretionary or non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States, (v) any agency or branch of a

(gg)
foreign entity located in the United States, and (i) any partnership or corporation organized or incorporated under the laws of any non-U.S. jurisdiction which is formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by U.S. Accredited Investors who are not natural persons, estates or trusts.

2.	PURCHASE AND CONSIDERATION

2.1
Sale of Nevada and Utah Mineral Rights. Upon the terms and subject to the conditions of this Agreement, the Seller hereby agrees to sell, assign, transfer, convey and set over to the Buyer, via quitclaim deed or deeds, without warranty of title, and the Buyer hereby agrees to purchase from the Seller, at the Closing Time, all of the right, title and interest of the Seller in and to the Nevada and Utah Mineral Rights.

2.2
Purchase Consideration. The purchase consideration for the purchase of all of the Seller’s right, title and interest in the Nevada and Utah Mineral Rights shall consist of 8,571,429 common shares of Rubicon (“Purchase Price Shares”) at a deemed price of $0.70 per share, such consideration to be delivered in accordance with section 3.1.

3.	SHARES

3.1
Distribution of Shares. Subject to regulatory and shareholder approval, Rubicon shall issue the Purchase Price Shares to the Seller and the Seller shall, at the option of Rubicon, execute such receipts as Rubicon or its counsel reasonably deem necessary or required as a condition to receiving the Purchase Price Shares.

3.2
Resale Restrictions. The Seller acknowledges and agrees that the Purchase Price Shares will be subject to restrictions on resale imposed by the applicable securities laws and the Toronto Stock Exchange and that the certificates representing the Purchase Price Shares may be endorsed with a legend to such effect, which legend will be in such form as may be required by applicable securities laws and/or the Toronto Stock Exchange. The Seller agrees to comply with such resale restrictions and to file such documents as may be required to be filed by the Seller under applicable securities laws or the policies of the Toronto Stock Exchange or the American Stock Exchange.

3.3	U.S. Recipient. The Seller represents, warrants and covenants to Rubicon that:

(a)
the Seller understands and agrees that the Purchase Price Shares have not been and will not be registered under the 1933 Act, and the Purchase Price Shares are being offered and issued by Rubicon in reliance upon the exemption from registration provided by Section 4(2) or Rule 506 of Regulation D under the 1933 Act;

(b)	the Seller has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and is able to

(c)	bear the economic risk of loss of the investment within the meaning of Rule 506(b)(2)(ii) of Regulation D under the 1933 Act;

(d)	the Seller has had the opportunity to ask questions of and receive answers from Rubicon regarding the investment, and has received all the information regarding Rubicon that it has requested;

(e)	the Seller is receiving the Purchase Price Shares for its own account for investment purposes only and not with a view to resale or distribution in the United States;

(f)
the Seller has not received the Purchase Price Shares as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(g)
the Seller understands that if it decides to offer, sell or otherwise transfer any of the Purchase Price Shares, it may not offer, sell or otherwise transfer any of such securities directly or indirectly, unless:

(i)	the sale is to Rubicon;

(ii)	the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations;

(iii)
the sale is made in compliance with the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws; or

(iv)	the securities are sold in a transaction that does not require registration under the 1933 Act or any applicable state laws and regulations governing the offer and sale of securities; and

(v)
with respect to subparagraphs (iii) and (iv) hereof, it has prior to such sale furnished to Rubicon an opinion of counsel or other evidence of exemption, in either case reasonably satisfactory to Rubicon;

(h)
the Seller understands that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing the Purchase Price Shares will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THESE SECURITIES MAY BE OFFERED, SOLD,

- -

PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS AND REGULATIONS GOVERNING THE OFFER AND SALE OF SECURITIES, AND WITH RESPECT TO SUBPARAGRAPHS (C) AND (D) HEREOF, THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY.”

(i)
if required by applicable securities legislation, policy or order or by any securities commission, stock exchange or other regulatory authority, the Seller will execute, deliver, file and otherwise assist Rubicon in filing such reports, undertakings and other documents with respect to the issue of the Purchase Price Shares as may be required;

(j)
the Seller understands that Rubicon may instruct its transfer agent not to record any transfer of Purchase Price Shares without first being notified by Rubicon that it is satisfied that such transfer is exempt from or not subject to the registration requirements of the 1933 Act; and

(k)
it consents to Rubicon making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein.

4.	TITLE

4.1
Transfer of Nevada and Utah Mineral Rights. The Seller will assist the Buyer where required in its dealings with the Governmental Entities to cause the transfer of the Nevada and Utah Mineral Rights to the Buyer or to a directly or indirectly wholly-owned subsidiary of Rubicon as Rubicon may direct following the Closing Time.

4.2
Registration of Specific Conveyances. The Buyer will bear all costs, fees and deposits of every nature and kind incurred (whether by the Seller or the Buyer) in recording any Specific Conveyances and recording any further assurances required to convey the Nevada and Utah Mineral Rights to the Buyer.

4.3
Transfer of Existing Permits. The Seller will use commercially reasonable efforts to assist the Buyer to cause the transfer of any permits issued by Governmental Entities (other than those reasonably required by the Seller (in its sole discretion) to the Buyer for ongoing remediation work) held by the Seller in connection with the Nevada and Utah Mineral Rights.

4.4	Transfer Taxes. The Buyer will be solely liable for any and all land transfer, sales and similar taxes imposed by any Government Entity in respect of the purchase of the Nevada

4.5
and Utah Mineral Rights pursuant hereto including, but not limited to, mineral land tax and land transfer tax, where applicable. If the Seller, as agent for any Governmental Entity, is required to collect such taxes, the Buyer will pay the aggregate amount of such taxes to the Seller at the time such interest is transferred to Rubicon. The Seller will remit such amount to the appropriate authorities in accordance with applicable legislation. The Buyer agrees to indemnify and forever hold the Seller harmless from and against any Losses and Liabilities in connection with the re-assessment or non-payment of such taxes.

5.	DATA AND TITLE INFORMATION

5.1	Data and Title Information.

(a)
On or before the Closing Time, Lexam and the Seller shall deliver to Rubicon all title information in Lexam’s and Seller’s possession or control relating to the Nevada and Utah Mineral Rights (or copies thereof) which are in Lexam’s or the Seller’s possession or control, including the complete report and supporting documentation prepared by a Registered Professional Landman (G.I.S. Land Services) including maps, copies of deeds, spreadsheets, title reports, summaries, title abstracts, and other information (“Title Information”).

(b)
On or before the Closing Time, Lexam and the Seller shall deliver to Rubicon all drill core, geological, geophysical, and engineering data and maps, logs of drill holes, information, results of assaying and sampling, reports (both factual and interpretive) and similar data relating to the Nevada and Utah Mineral Rights (or copies thereof) which are in Lexam’s or the Seller’s possession or control (“Historical Data”).

(c)
Lexam and the Seller make no representation or warranty as to the accuracy of the Historical Data or Title Information provided to Rubicon by Lexam and the Seller under sections 5.1(a) and 5.1(b), and shall not be liable on account of any use by Buyer or any other person of the Historical Data or Title Information.

5.2
Confidentiality. Until the Closing Time, all information provided by Lexam and the Seller to Rubicon under sections 5.1 (a) and 5.1(b) shall be kept strictly confidential by Rubicon and shall not be released to any Third Party except with the prior written consent of Lexam.

5.3
Covenants by Lexam. Until the Closing Time, Lexam shall cause the Seller to use all commercially reasonable efforts to conduct its affairs in respect of the Nevada and Utah Mineral Rights in the ordinary course of business consistent with their respective past practices so as to preserve the value of the Nevada and Utah Mineral Rights for the Buyer.

5.4	Closing

5.5
Closing. The consummation of the purchase of the Nevada and Utah Mineral Rights, including the delivery of the Specific Conveyances, the FIRPTA Certificate, and all other documents required hereby and the final payment by Rubicon of the Purchase Price Shares (“Closing”) shall occur at the Closing Time. At the Closing, the parties shall deliver the documents and instruments and take the actions described in this Part 6 at the offices of Davis & Company LLP in Vancouver, British Columbia.

5.6	Lexam’s and the Seller’s Documents. At the Closing, Lexam and the Seller shall deliver and table the following:

(a)	certified copies of:

(i)	a resolution of the board of directors of each of Lexam and the Seller approving the entering into of this Agreement and completion of all transactions contemplated hereunder;

(ii)
a resolution of the shareholders of each of Lexam Explorations Corp. of America Inc. and the Seller approving the entering into of this Agreement and completion of any transactions contemplated hereunder, where such matters are required to be voted upon by shareholders by Laws or under the constating documents of Lexam and the Seller, as applicable, or where such matters have otherwise been put to a vote of shareholders; and

(iii)	all other instruments evidencing necessary action of Lexam and the Seller and authorizations, if any, with respect to such matters;

(b)	a certificate of status, compliance, good standing or like certificate issued by the corporate registries of incorporation or continuance for each of Lexam and the Seller;

(c)	the required Specific Conveyances duly executed by the Seller;

(d)	copies of all required Third Party consents and approvals to the transfer of the Nevada and Utah Mineral Rights to the Buyer, if any;

(e)
a certificate of a senior officer of each of Lexam and the Seller confirming that the representations and warranties set forth in Section 7.1 are true on the Closing Date with respect to Lexam and the Seller, as the case may be, and that Lexam and the Seller, as the case may be, has performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing Date;

(f)	the FIRPTA Certificate; and

(g)	such other items as may be specifically requested prior to the Closing Time by Rubicon, acting reasonably.

5.7	Rubicon’s Documents. At the Closing, Rubicon and the Buyer will deliver and table the following:

(a)	duly authorized share certificates representing the Purchase Price Shares;

(b)	copies, certified by a senior officer of Rubicon, of:

(i)
resolutions of the board of directors of Rubicon and the Buyer approving the entering into of this Agreement and approving the execution of all other documents and agreements required hereby and the completion of all transactions contemplated hereunder;

(ii)	resolutions of the board of directors of Rubicon allotting and issuing the Purchase Price Shares hereunder;

(iii)	resolutions of the shareholders of Rubicon approving the purchase of the Nevada and Utah Mineral Rights by Rubicon and the Buyer and the issuance of the Purchase Price Shares; and

(iv)	all other instruments evidencing necessary action of Rubicon and the Buyer and of authorizations, if any, with respect to such matters;

(c)
a certificate of status, compliance, good standing or like certificate with respect to Rubicon and the Buyer issued by the Registrar of Companies (British Columbia) or other applicable Governmental Entity, as the case may be;

(d)
a certificate of a senior officer of Rubicon and the Buyer confirming that the representations and warranties set forth in Section 7.2 are true at the Closing Date and that Rubicon has performed all obligations and agreements and complied with all covenants and conditions contained in this Agreement to be performed or complied with by it at or prior to the Closing Date; and

(e)	such other items as may be specifically requested prior to the Closing Time by Lexam and the Seller, acting reasonably.

6.	REPRESENTATIONS AND WARRANTIES

6.1
Lexam’s Representations and Warranties. Lexam represents and warrants to Rubicon with respect to itself, the Seller and the Nevada and Utah Mineral Rights (to the extent it holds an interest in them) and acknowledges that the Buyer is relying thereon that:

(a)	Each of Lexam and the Seller has full power and absolute authority and capacity to enter into this Agreement and to carry out the transactions

(b)
contemplated hereby. Each of Lexam and the Seller has obtained all corporate, shareholder and regulatory authorizations required, if any, for the execution, delivery and performance of this Agreement and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or charge under the provisions of its organizational documents or any shareholders’ or shareholders’ resolution, indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable Laws.

(c)
Lexam U.S.A. is the record owner of the Nevada and Utah Mineral Rights as stated in Part I of Schedule A, and has all right, full power and lawful authority to assign, convey and sell the Nevada and Utah Mineral Rights. The Nevada and Utah Mineral Rights are free and clear of all claims, encumbrances (other than Permitted Encumbrances), liens and security interests, except as disclosed to Rubicon and the Buyer in the Title Information.

(d)
To the Knowledge of Lexam and the Seller, there are no adverse claims or challenges against or to the Seller’s ownership of or title to the Nevada and Utah Mineral Rights or any portion thereof, nor is there any basis therefor that would materially and adversely affect the value of the Nevada and Utah Mineral Rights except as stated in Part II of Schedule A or in the Title Information.

(e)	There are no outstanding agreements or options granted by Lexam or the Seller to any Third Party to acquire or purchase the Nevada and Utah Mineral Rights or any portion thereof or interest therein.

(f)
To the Seller’s knowledge, no person has any royalty or other interest whatsoever in production or profits from the Nevada and Utah Mineral Interests or any portion thereof, except as stated in Part III of Schedule A.

(g)
No surface activities have been conducted by Lexam or the Seller on the Nevada and Utah Mineral Rights that have resulted in unreclaimed surface disturbances subject to reclamation and rehabilitation obligations and that such surface activities, if any, have been properly completed in compliance with all applicable Laws.

(h)
There are no Legal Proceedings (whether or not purportedly on behalf of Lexam or the Seller) in progress or, to the knowledge of Lexam or the Seller, pending, threatened against or affecting Lexam or the Seller or relating to the Nevada and Utah Mineral Rights at law or in equity or before or by any Tribunal, which Legal Proceeding involves the possibility of any judgment or other liability of Lexam or the Seller or would adversely affect the title of Lexam or the Seller to

(i)
the Nevada and Utah Mineral Rights or would enjoin, restrict, or prohibit or would have the effect of preventing the completion of the transactions contemplated herein or the use, enjoyment or quiet possession of the Nevada and Utah Mineral Rights or which might adversely affect the ability of Lexam or the Seller to enter into this Agreement and perform their obligations hereunder. To the best of the knowledge and belief of Lexam and the Seller there are no grounds on which any such Legal Proceeding might be commenced with any reasonable likelihood of success.

(j)	Neither Lexam nor the Seller has received, nor is aware of (except as have been specifically disclosed by the Seller in Schedule B attached hereto):

(i)
any orders or directives issued by a Governmental Entity under any statute, law, rule, order or regulation which relate to environmental matters and which require any work, repairs, construction or capital expenditures with respect to the Nevada and Utah Mineral Rights, where such orders or directives have not been complied with in all material respects; or

(ii)
any demand or notice issued by a Governmental Entity under any statute, law, rule, order or regulation with respect to the breach of any environmental, health or safety law applicable to the Nevada and Utah Mineral Rights, including any statute, law, rule, order or regulation respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding at the date hereof.

6.2
Rubicon’s Representations and Warranties. Rubicon represents and warrants to Lexam and the Seller with respect to itself and the Buyer and acknowledges that each of Lexam and the Seller is relying thereon that:

(a)
Each of Rubicon and the Buyer is a company duly incorporated and validly subsisting and is in good standing under the laws of the Province of British Columbia, Canada, and the laws of the State of Nevada, respectively.

(b)
Each of Rubicon and the Buyer has full power and absolute authority and capacity to enter into this Agreement and to carry out the transactions contemplated hereby except where regulatory approval is required.

(c)
Each of Rubicon and the Buyer has, or will by Closing Time have, duly obtained all corporate, shareholder and regulatory authorizations for the execution, delivery and performance of this Agreement and such execution, delivery and performance and the consummation of the transactions herein contemplated will not conflict with, or accelerate the performance required by or result in any breach of any covenants or agreements contained in or constitute a default under, or result in the creation of any encumbrance, lien or

(d)
charge under the provisions of its constating documents or any shareholders' or directors' resolution, indenture, agreement or other instrument whatsoever to which it is a party or by which it is bound or to which it may be subject and will not contravene any applicable Law.

(e)
Rubicon is a reporting issuer or the equivalent under the securities legislation of the provinces of British Columbia, Alberta, Ontario and Quebec, and is not in default of any material requirement of securities or corporate laws, regulations, orders, notices and policies.

(f)
The issued and outstanding common shares of Rubicon are listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange and Rubicon is not in default of any of the requirements, rules or policies of the Toronto Stock Exchange or the American Stock Exchange.

(g)
Upon the issuance thereof to the Seller, the Purchase Price Shares will have been duly and validly authorized, allotted and issued to the Seller and will be outstanding as fully paid and non-assessable and not subject to any encumbrances arising by, through or under Rubicon or any restrictions on transfer other than pursuant to applicable securities laws and will be listed and posted for trading on the Toronto Stock Exchange and the American Stock Exchange, subject to the resale restrictions referred to in Section 3.2.

(h)
Other than any approvals, consents or acceptances which are preconditions to the Closing, no approvals, consents or acceptances are required to be obtained by the Buyer to permit the purchase of the Nevada and Utah Mineral Rights, the issuance of the Purchase Price Shares and the other transactions contemplated by this Agreement.

(i)
Except as specifically contemplated in this Agreement, no person has any agreement or option or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any of the Purchase Price Shares.

(j)
Rubicon has filed all documents it has been required to file with the Canadian securities regulatory authorities and the Toronto Stock Exchange, and at the time filed, and as of the date hereof, such documents did not and do not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated to make the statements therein in light of the circumstances in which they were made not misleading.

(k)	The performance of this Agreement will not:

(i)	conflict with, or result in the breach of, or constitute a default under, any agreement, arrangement or instrument to which the Buyer, Rubicon or

(ii)
any of their subsidiaries are a party, including without limitation their constating documents or any encumbrance, Permitted Encumbrance, lease, contract, order, judgment, regulation or other restriction or obligation of any kind by which the Buyer, Rubicon or any of their subsidiaries or any of their respective assets are bound;

(iii)	contravene or conflict with any laws or regulations binding upon or applicable to Rubicon or the Buyer or any of their subsidiaries;

(iv)
relieve any person from any obligation to Rubicon or the Buyer or any of their subsidiaries (whether contractual or otherwise) or enable any person to terminate any such obligation or any right or benefit enjoyed by Rubicon, the Buyer or any of their subsidiaries or to exercise any right in respect of Rubicon, the Buyer or any of their subsidiaries; or

(v)
result in the creation, imposition or enforcement of any encumbrance on or over any of the assets or undertakings of Rubicon or the Buyer or any of their subsidiaries or result in any present or future indebtedness of Rubicon, the Buyer or any of their subsidiaries becoming due and payable prior to its stated maturity.

6.3
Representations at Closing. The representations and warranties of the Parties shall continue to be true, accurate and not misleading up to and including the Closing Date with reference to the facts and circumstances then existing.

7.	CONDITIONS ON PURCHASE AND SALE

7.1
Lexam’s and the Seller’s Conditions. The obligation of each of Lexam and the Seller under this Agreement to consummate the transactions contemplated hereby is, at the option of each of Lexam and the Seller, subject to the following conditions:

(a)
All necessary shareholder, securities and regulatory approvals and acceptances and all material Third Party consents required to be obtained by Lexam, the Seller, Rubicon and the Buyer have been obtained.

(b)
All instruments and documents required to carry out the terms of this Agreement and to consummate the transactions contemplated hereby are in form and substance satisfactory to Lexam and the Seller, acting reasonably, and executed and delivered by Rubicon and the Buyer and such other Third Parties as may be required.

(c)	There has not occurred any material adverse changes in the business, affairs or financial condition of Rubicon except as may result from transactions contemplated by this Agreement.

(d)	All of the items referred to in Section 6.3 have been completed or delivered by Rubicon.

(e)	The conditions in favour of Lexam and the Seller provided in the Master Purchase Agreement shall have been satisfied or waived, as the case may be.

(f)	The transactions contemplated pursuant to the Alaska Purchase Agreement shall have closed, or shall concurrently close with the transactions contemplated in this Agreement.

7.2
Rubicon’s and the Buyer’s Conditions. The obligation of each of Rubicon and the Buyer under this Agreement to consummate the transactions contemplated hereby is, at the option of each of Rubicon and the Buyer, subject to the following conditions:

(a)	All shareholder, securities and regulatory approvals and acceptances and all material Third Party consents required to be obtained by Rubicon, the Buyer, Lexam and the Seller have been obtained.

(b)
All instruments and documents required to carry out the terms of this Agreement and to consummate the transactions contemplated hereby will be in form and substance satisfactory to each of Rubicon and the Buyer, acting reasonably, and executed and delivered by Lexam and the Seller and such other Third Parties as may be required.

(c)
There has not occurred any material adverse changes in the status of the Nevada and Utah Mineral Rights which, in the Rubicon’s reasonable opinion, would materially and adversely affect the value of the Nevada and Utah Mineral Rights, other than as consented to in writing by Rubicon and the Buyer.

(d)
The Seller has, in the sole opinion of each of Rubicon and the Buyer, acting reasonably, title to the fee mineral lands and patented mining claims which constitute part of the Nevada and Utah Mineral Rights free and clear of all claims, liens, security interests and encumbrances except for Permitted Encumbrances or as disclosed to Rubicon and the Buyer in the Title Information.

(e)	All of the items referred to in Section 6.2 hereof have been completed or delivered by Lexam and the Seller.

(f)	The conditions in favour of Rubicon provided in the Master Purchase Agreement shall have been satisfied or waived, as the case may be.

(g)	The transactions contemplated pursuant to the Alaska Purchase Agreement shall have closed, or shall concurrently close with the transactions contemplated in this Agreement.

(h)	Survival of Representations and Warranties

7.3  Survival of Representations and Warranties.  The representations and warranties of Rubicon, the Buyer, Lexam and the Seller in this Agreement shall survive Closing and the issuance of the Purchase Price Shares and shall continue in full force and effect for a period of two years from the Closing Date except that:

(a)	the representations and warranties of the Seller with respect to environmental issues contained in paragraph 7.1(f) shall remain in full force and effect for a period of 3 years from the Closing Date.

7.4  Indemnification of Rubicon and the Buyer.  Each of Lexam and the Seller covenants and agrees to indemnify and hold harmless Rubicon and the Buyer and their respective Affiliates or Associates from and against any losses, costs, damages, liabilities and fees (including, without limitation, reasonable legal fees) suffered or incurred as a result of, or arising out of:

(a)	any of the material representations or warranties of the Lexam or the Seller in this Agreement being untrue, inaccurate or misleading; or

(b)	a breach of any material covenant, term or agreement made in this Agreement by the Lexam or the Seller;

(which losses, costs, damages, liabilities and fees are collectively referred to as “Rubicon and Buyer’s Losses”).

7.5  Indemnification of Lexam and the Seller.  Each of Rubicon and the Buyer covenants and agrees to indemnify and hold harmless Lexam and the Seller from and against any losses, costs, damages, liabilities and fees (including, without limitation, reasonable legal fees) suffered or incurred as a result of, or arising out of:

(a)	any of the material representations or warranties of Rubicon or the Buyer in this Agreement being untrue, inaccurate or misleading; or

(b)	a breach of any covenant, term or agreement made in this Agreement by Rubicon or the Buyer.

(which losses, costs, damages, liabilities and fees are collectively referred to as “Lexam and Seller’s Losses”).

7.6  Limitations on Lexam and Seller’s Liability.  Lexam and the Seller shall not be liable under the indemnity provision in paragraph 9.2 in respect of any claim unless:

(a)
written notice of the claim providing reasonable details of the alleged Rubicon and Buyer’s Losses has been provided to each of Lexam and the Seller on or before the expiry dates specified in paragraph 9.1; and

(b)
the aggregate of the Rubicon and Buyer’s Losses exceeds the sum of $5,000 (in which event, Lexam and the Seller shall be jointly and severally liable for the whole amount of such Rubicon and Buyer’s Losses and not only the excess over such amount).

7.7  Limitations on Rubicon’s and Buyer’s Liability.  Each of Rubicon and the Buyer shall not be liable under the indemnity provision in paragraph 9.3 in respect of any claim unless:

(a)	written notice of the claim providing reasonable details of the alleged Lexam and Seller’s Losses has been provided to each of Rubicon and the Buyer within 2 years of the Closing Date; and

(b)
the aggregate of Lexam and the Seller’s Losses exceeds the sum of $5,000 (in which event, Rubicon and the Buyer shall be jointly and severally liable for the whole amount of such Lexam and Seller’s Losses and not only the excess over such amount).

8.	MISCELLANEOUS

8.1
Notices.  Any notice or communication required or permitted to be given under this Agreement shall be in writing and shall be considered to have been sufficiently given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post in Canada to the address or facsimile transmission number of each party set out below:

if to Rubicon or the Buyer:

Rubicon Minerals Corporation

Suite 1540 - 800 West Pender Street
Vancouver, B.C.
V6C 2V6

Attention:  David W. Adamson

Fax No:  604-623-3355

if to Lexam or the Seller:

Lexam Explorations Inc.

99 George Street

3rd Floor

Toronto, Ontario

M5A 2N4

Attention:  Robert McEwen

Fax No:  647-258-0408

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or to such other address or facsimile transmission number as any party may, from time to time, designate in the manner set out above. Any such notice or communication shall be considered to have been received:

(a)
if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business hours on the next Business Day;

(b)
if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business hours on the next Business Day following confirmation of the transmission; and

if mailed by prepaid registered post in Canada, upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication shall be delivered by hand or sent by facsimile transmission.

8.2
Governing Law; Jurisdiction. This Agreement shall be governed by and interpreted in accordance with the Laws of the Province of British Columbia and the federal laws of Canada applicable therein. The Parties hereby consent to the non-exclusive jurisdiction of the courts located in the Province of British Columbia in connection with any controversy related to this Agreement and waive any argument that venue in any such forum is not convenient.

8.3	Time of Essence. Time shall be of the essence of this Agreement.

8.4	Binding. This Agreement shall enure to the benefit of and be binding upon the Parties hereto and their respective successors, permitted assigns, heirs, administrators and legal representatives.

8.5
Unenforceability of Provisions. If any one or more of the provisions contained herein should be held to be invalid, unenforceable or illegal in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

8.6
Counterparts. This Agreement may be executed in counterparts which may be delivered by facsimile. Each executed counterpart shall be deemed to be an original and all such counterparts when read together constitute one and the same instrument.

8.7	Regulatory Approval. This Agreement is subject to regulatory approval.

8.8
Public Disclosure of Agreement and Seller. Lexam and the Seller hereby consent to the filing by Rubicon of this Agreement on the System for Electronic Document Analysis and Retrieval (SEDAR) Internet website of the Canadian Securities Administrators and the Electronic Data Gathering, Analysis, and Retrieval system Internet website of the U.S. Securities & Exchange Commission and the identification of Lexam and the Seller in news releases and other continuous disclosure documents of Rubicon where required to comply with the Laws of Canada and the United States and the policies of the Toronto Stock Exchange and the American Stock Exchange.

8.9
Public Disclosure of Agreement and Buyer. Rubicon and the Buyer hereby consent to the filing by Lexam of this Agreement on the System for Electronic Document Analysis and Retrieval (SEDAR) Internet website of the Canadian Securities Administrators and the Electronic Data Gathering, Analysis, and Retrieval system Internet website of the U.S. Securities & Exchange Commission and the identification of Rubicon and the Buyer in news releases and other continuous disclosure documents of Lexam where required to comply with the Laws of Canada and the United States and the policies of the Toronto Stock Exchange and the American Stock Exchange.

8.10
Further Assurance. At the request of any Party, the Parties shall take such reasonable actions, and execute and deliver any further instruments, agreements, documents or other papers reasonably requested by any Party to effect the purposes of this Agreement and the transactions contemplated hereby.

[Remainder of Page Intentional Left Blank]

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IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the Effective Date.
LEXAM EXPLORATIONS INC. By: “Robert McEwen” Authorized Signatory Dated:
LEXAM EXPLORATIONS (U.S.A.) INC. By: “Robert McEwen” Authorized Signatory Dated:
RUBICON MINERALS CORPORATION By: “David Adamson” Authorized Signatory Dated:
RUBICON NEVADA CORP. By: “David Adamson” Authorized Signatory Dated:

Davis:1837566.7

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SCHEDULE A

TO

AGREEMENT FOR THE PURCHASE AND SALE

OF MINING INTERESTS

NEVADA AND UTAH MINERAL RIGHTS

see attached

Part I - Nevada and Utah Mineral Rights s. 7.1(b)

Part II - Adverse Claims or Challenges against Title s. 7.1(c)

Part III - Production and Profits Royalties s. 7.1(e)

Davis:1837566.7 Schedule A - Page

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SCHEDULE B

TO

AGREEMENT FOR THE PURCHASE AND SALE

OF MINING INTERESTS

environmental disclosure s. 7.1(g)

NIL